UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                     NOTICE OF PROPOSED SALE OF SECURITIES
             PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
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1(a)    NAME OF ISSUER (Please type or print)

        Energy Income and Growth Fund


1(b)    IRS IDENT. NO.

        11-3716544


1(c)    S.E.C. FILE NO.

        333-114131


1(d)    ADDRESS OF ISSUER STREET

        1001 Warrenville Road, Suite 300


        CITY                    STATE                           ZIP CODE

        Lisle                   Illinois                        60532


1(e)    TELEPHONE NO.

        AREA CODE               NUMBER

        630                     241-4141


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2(a)    NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

        First Trust Portfolios, L.P.


2(b)    IRS IDENT. NO.

        36-3768815


2(c)    RELATIONSHIP TO ISSUER

        Affiliate of the Issuer's Advisor


2(d)    ADDRESS STREET

        1001 Warrenville Road, Suite 300


        CITY                    STATE                           ZIP CODE

        Lisle                   Illinois                        60532


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INSTRUCTIONS: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
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3(a)    Title of the Class of Securities To Be Sold

        Common Shares


3(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities

        Wall Street Access
        17 Battery Place
        New York, NY  10004


SEC USE ONLY
Broker-Dealer File Number



3(c)    Number of Shares or Other Units To Be Sold (See instr. 3(c))

        5,236


3(d)    Aggregate Market Value (See instr. 3(d))

        $114,616.04


3(e)    Number of Shares or Other Units Outstanding (See instr. 3(e))

        6,446,995


3(f)    Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)

        December 28, 2005


3(g)    Name of Each Securities Exchange (See instr. 3(g))

        American Stock Exchange


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INSTRUCTIONS:
1. (a) Name of issuer
   (b) Issuer's I.R.S. Identification Number
   (c) Issuer's S.E.C. file number, if any
   (d) Issuer's address, including zip code
   (e) Issuer's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold
   (b) Such person's I.R.S. identification number, if such person is an entity
   (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
   (d) Such person's address, including zip code

3. (a) Title of the class of securities to be sold
   (b) Name and address of each broker through whom the securities are intended to be sold
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
   (f) Approximate date on which the securities are to be sold
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold

                        TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

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Title of Class

Common Shares


Date you Acquired

June 17, 2004


Nature of Acquisition Transaction

Private Placement


Name of Person from Whom Acquired (If gift, also give date donor acquired)

Energy Income and Growth Fund


Amount of Securities Acquired

5,236 shares at $19.10/share for a total of $100,007.60


Date of Payment

June 17, 2004


Nature of Payment

Wired Cash


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INSTRUCTIONS:  If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
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              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

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Name and Address of Seller

NOT APPLICABLE

Title of Securities Sold



Date of Sale



Amount of Securities Sold



Gross Proceeds




REMARKS:











INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.


ATTENTION:
The person for whose account the securities to which this notice relates are to sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.



December 22, 2005                    /s/ W. Scott Jardine, General Counsel
---------------------                -----------------------------------------
DATE OF NOTICE                       (SIGNATURE)


The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

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ATTENTION:  Intentional misstatements or omission of facts constitute
            Federal Criminal Violations (See 18 U.S.C. 1001)
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